UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-39722

ZeroFox Holdings, Inc.

(Exact name of registrant as specified in its charter)

1834 S. Charles Street

Baltimore, Maryland 21230

(855) 936-9369

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Warrants to purchase Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder of record of Common Stock, par value $0.01 per share, and 37 holders of record of Warrants.1

Pursuant to the requirements of the Securities Exchange Act of 1934, ZeroFox Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ZeroFox Holdings, Inc.

Date: May 23, 2024	By:	/s/ James C. Foster
Name: James C. Foster
Title: Chief Executive Officer

[1]

On May 13, 2024, pursuant to the Agreement and Plan of Merger dated as of February 6, 2024 (the “Merger Agreement”), by and among ZeroFox Holdings, Inc., a Delaware corporation (the “Company”), ZI Intermediate II, Inc. (“Parent”), and HI Optimus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent. Each warrant to purchase a share of Company common stock that was unexercised and outstanding immediately prior to the effective time of the merger automatically ceased to represent a warrant to purchase shares of common stock and, in the case of the public and private warrants, converted into the right by the holder of such warrant that properly exercises it by June 12, 2024 to receive an estimated Black–Scholes-based value of $0.10 per share covered by the public warrant and $0.14 per share covered by the private warrant, in accordance with the terms of the warrant.